UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 001-38515

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN 818 South Kansas Avenue Topeka, Kansas 66612

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc. 1200 Main Street Kansas City, Missouri 64105

Westar Energy, Inc. Employees’401(k)
Savings Plan
Employer ID No: 48-0290150
Plan Number: 004
Financial Statements as of December 31, 2018
and 2017, and for the Year Ended December 31, 2018,
Supplemental Schedules as of December 31, 2018, and
Report of Independent Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES’ 401(K) SAVINGS PLAN

Deloitte & Touche LLP
1100 Walnut Street
Suite 3300
Kansas City, MO 64106
USA
Tel: +1 816 474 6180
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Management Administrative Committee
of the Westar Energy, Inc. Employees’ 401(k) Savings Plan
Topeka, Kansas
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees’ 401(k) Savings Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2018 and the schedule of delinquent participant contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including the form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP

Kansas City, Missouri
June 21, 2019
We have served as the auditor of the Plan since 2002.

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS:
Participant-directed investments:
Investments at fair value:
Mutual funds	$475,427,407	$539,547,215
Vanguard Retirement Savings Trust III Fund	49,483,162	50,808,573
Westar Energy Common Stock Fund	-	24,604,079
Evergy, Inc. Common Stock Fund	23,027,658	-

Total Investments	547,938,227	614,959,867

Receivables:
Notes receivable from participants	8,028,717	8,081,770
Dividends receivable	-	189,009

Total Receivables	8,028,717	8,270,779

Total Assets	555,966,944	623,230,646

NET ASSETS AVAILABLE FOR BENEFITS	$555,966,944	$623,230,646

See notes to the financial statements.

WESTAR ENERGY, INC. EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS:
Contributions:
Participant contributions	$21,610,351
Rollover contributions	2,240,840
Employer matching contributions	8,256,514

Total Contributions	32,107,705

Investment loss:
Net depreciation in fair value of investments	(49,660,080)
Interest income	1,120,568
Dividend income	22,506,414

Net Investment Loss	(26,033,098)

Interest income on notes receivable from participants	396,135

Total Additions	6,470,742

DEDUCTIONS:
Benefits paid to participants	73,297,044
Administrative expenses	437,400

Total Deductions	73,734,444

DECREASE IN NET ASSETS	(67,263,702)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	623,230,646

End of Year	$555,966,944

See notes to the financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	DESCRIPTION OF THE PLAN

The following description of the Westar Energy, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.
Effective June 4, 2018, the Company merged with Great Plains Energy Incorporated and became a wholly-owned subsidiary of Evergy, Inc. (the “Parent”). Following the Company merger, the Management Administrative Committee was designated to control and manage the operation and administration of the Plan. These activities were performed by the Investment and Benefits Committee prior to the merger.
General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Chief Executive Officer of the Company appoints the Management Administrative Committee, which shall be comprised of Parent and Company executives and senior level employees to control and manage the operation and administration of the Plan on behalf of the Company. Vanguard Fiduciary Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan. The Plan excludes temporary employees including rescue personnel, interns, temporary employees, leased employees and reclassified employees.
The Plan automatically enrolls new, eligible union and non-union employees. Each employee who becomes an eligible employee with respect to the Plan shall be given written notice as soon as practicable that, unless he or she makes a contrary affirmative election, such employee shall automatically start making a pre-tax elective deferral equal to six percent of compensation paid as defined under the Plan. An automatic deferral made under this provision shall be invested in the Plan's default fund, which is the applicable Vanguard Target Retirement Fund, unless the participant makes a different investment election.
Contributions - Contributions to the Plan include (i) salary reduction (“pre-tax”) contributions authorized by participants, (ii) Roth (“after-tax”) elective deferrals, (iii) matching contributions made by the Company; (iv) non-elective Company contributions; and (v) participant rollovers from another plan. Employees immediately vest in matching contributions and vest in the non-elective Company contribution after three years of service.
Participants may elect to contribute a percentage of eligible earnings to the Plan each year, subject to the limitations, as defined in the Plan document. Pre-tax contributions are excluded from the participant’s taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Contributions up to the first six percent of a participant’s earnings, as defined by the Plan, are matched 75 percent by the Company.
An amendment was authorized effective May 17, 2018 to allow non-union employees hired or rehired on or after May 31, 2018 and who are eligible to participate in the Plan to receive a matching contribution from the Company of 100 percent of the first six percent of a participant’s earnings as defined by the Plan. In addition, these same participants will receive a four percent non-elective Company contribution to be paid annually following the Plan year end.
The Company matching contribution may be made in either cash or in Parent common stock, generally at the option of the Company. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions; these additional contributions are ineligible for a Company matching contribution. Company matching contributions are suspended for a period of six months if a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended if a participant received a hardship withdrawal. The Plan does not allow additional contribution, transfer, or rollover of monies into the common stock fund if the value of the participant’s investment in the Parent stock fund equals or exceeds 15 percent of the participant’s account.
Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants may direct the investment of their contributions, the Company matching contributions, and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 mutual funds (including 12 target-date retirement funds), a common/collective trust fund and a Parent stock fund as investment options for participants.
Vesting - Participants are vested immediately in their elective deferrals, Company matching contributions, and actual earnings thereon. Participants are vested in non-elective Company contributions after three years of service.
Notes Receivable from Participant Loans - Participants are permitted to borrow a specified portion of the balance in their individual account.  Loan interest rates and terms are established by the Management Administrative Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.
Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute for a period of six months.

Subsequent Events - The Plan has evaluated subsequent events through June 21, 2019, the date the financial statements were available to be issued.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Included in investments at December 31, 2018 and 2017, are shares of the Parent’s and the Company’s common stock amounting to $23.0 million and $24.6 million, respectively. This investment represents 4.14% and 3.95% of net assets available for benefits at December 31, 2018 and 2017, respectively. A significant decline in the market value of the Parent’s stock would significantly affect the net assets available for benefits.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Vanguard Retirement Savings Trust III (VRST III Trust) provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Plan has no unfunded commitments to the VRST III Trust, which allows for daily transactions and requires no notice period regarding redemptions. The VRST III Trust invests solely in the Vanguard Retirement Savings Trust Master Trust (VRST Master Trust). The VRST Master Trust seeks to provide current and stable income, while maintaining a stable share value of $1. The expectation is that each unit of the VRST Master Trust will maintain a constant net asset value of $1, but there is no assurance that this will be the case. The VRST Master Trust invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. Participants may ordinarily direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the VRST III Trust, plus interest accrued at the contract rate, less withdrawals.

The existence of certain conditions can limit the VRST Master Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the VRST Master Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST Master Trust or a unit holder, tax disqualification of the VRST Master Trust or unit holder, and certain VRST Master Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. Plan management believes that the occurrence of events that would cause the VRST Master Trust to transact at less than contract value is not probable.

Unit Values - Individual participant accounts invested in the Parent and Company common stock funds and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Parent Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund was designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (IRC) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the "ESOP". The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. The Westar Energy Stock Fund (the “Company stock fund”) was eliminated at the closing of the Company merger and replaced by the Evergy, Inc. Common Stock Fund (the “Parent stock fund”). Participant balances in the Company stock fund as of the date of the merger were converted to the Parent stock fund.
With respect to dividends paid on Parent and Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Parent common stock within the Parent stock fund. Dividends paid from the ESOP to participants were $128,208 in 2018.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - The Company, as Plan Administrator, shall determine whether a particular plan expense is a settlor expense which the Company must pay, or is a reasonable non-settlor expense incident to the operation and administration of the Plan which may be paid by the Plan. These expenses may include, but are not limited to, the compensation of personnel and advisors and the cost of compliance with the bonding requirements specified in ERISA. The Company, at its discretion, may elect at any time, to pay part or all non-settlor expenses directly but would have no continuing obligation to do so.
A quarterly administration fee was charged to each participant. This fee covers Vanguard Fiduciary Trust Company’s charge for operating the plan, including, among other things, expenses involving their call center and recordkeeping and is reflected as an administrative expense in the accompanying statement of changes in net assets available for benefits.

Other administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges, hardship withdrawal fees, and investment advisory fees for the Vanguard Managed Account Program, which were paid by the participants utilizing those services. These charges are also reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.
The total administrative fees and expenses were $437,400 and $424,738 for the years ended December 31, 2018 and 2017, respectively.

3.	FAIR VALUE MEASUREMENTS
GAAP establishes a hierarchical framework for disclosing the transparency of the inputs utilized in measuring assets and liabilities at fair value. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of assets and liabilities within the fair value hierarchy levels. In addition, the Evergy Companies measure certain investments that do not have a readily determinable fair value at NAV, which are not included in the fair value hierarchy. Further explanation of these levels and NAV is summarized below.
Level 1 - Quoted prices are available in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as equities listed on public exchanges.
Level 2 - Pricing inputs are not quoted prices in active markets but are either directly or indirectly observable. The types of assets and liabilities included in Level 2 are certain marketable debt securities, financial instruments traded in less than active markets or other financial instruments priced with models using highly observable inputs.
Level 3 - Significant inputs to pricing have little or no transparency. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.
NAV - Investments that do not have a readily determinable fair value are measured at NAV. These investments do not consider the observability of inputs and, therefore, they are not included within the fair value hierarchy.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Evergy, Inc. and Westar Energy Common Stock Fund -- The Parent and Company stock funds were invested primarily in the common stock of the Parent or Company. A small portion of the funds may also be invested in short-term reserves such as money market investments to help accommodate daily transactions. The investment objective of these funds is to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. The Parent and Company common stock is valued at the last reported sales price of the stock on the last business day of the Plan year.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission.

These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust Fund - Valued at the net asset value of units of a bank collective trust. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
The following tables include the Plan’s investments measured at fair value on a recurring basis.

	Active Markets	Other	Significant
	for identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2018	(Level 1)	(Level 2)	(Level 3)	NAV	Total

Mutual funds	$475,427,407	$—	$—	$—	$475,427,407
Common/Collective trust	—	—	—	49,483,162	49,483,162
Evergy, Inc. Common Stock	23,027,658	—	—	—	23,027,658

Total	$498,455,065	$—	$—	$49,483,162	$547,938,227

	Active Markets	Other	Significant
	for identical	Observable	Unobservable
	Assets	Inputs	Inputs
As of December 31, 2017	(Level 1)	(Level 2)	(Level 3)	NAV	Total

Mutual funds	$539,547,215	$—	$—	$—	$539,547,215
Common/Collective trust	—	—	—	50,808,573	50,808,573
Westar Energy Common Stock	24,604,079	—	—	—	24,604,079

Total	$564,151,294	$—	$—	$50,808,573	$614,959,867

4.	FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on June 15, 2017, in which the Internal Revenue Service (IRS) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since submitting the application for the latest determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is also the trustee and recordkeeper of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Parent stock fund and Company stock fund include transactions that qualify as party-in-interest transactions.
At December 31, 2018 and 2017, the Plan held approximately 405,631 and 465,986 shares of Parent and Company common stock, respectively. During the year ended December 31, 2018, the Plan recorded dividend income of $731,104 related to the Parent and Company common stock.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2018 and 2017, and the decrease in net assets per the financial statements to amounts reflected in the Form 5500 for the year ended December 31, 2018, is as follows.

	2018	2017
Net assets available for benefits per the financial statements	$555,966,944	$623,230,646
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	(422,442)	216,936
Less: deemed distributions	(5,385)	(27,009)

Total net assets per the Form 5500	$555,539,117	$623,420,573

	2018

Decrease in net assets per the financial statements	$(67,263,702)
Change in the adjustment from contract value to fair value from December 31, 2017 to December 31, 2018 for the fully benefit-responsive stable value fund	(639,378)
Change in deemed distributions	21,624
Decrease in net assets per Form 5500	$(67,881,456)

SUPPLEMENTAL SCHEDULES

WESTAR ENERGY, INC. EMPLOYEES' 401(K) SAVINGS PLAN
Employer ID No: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Shares/Units	Cost	Current Value
*	Vanguard Institutional Index Fund Plus	Registered Investment Company	390,323	**	$88,825,882
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	863,591	**	32,626,482
*	Vanguard PRIMECAP Fund	Registered Investment Company	550,854	**	66,625,738
*	Vanguard Treasury Money Market Fund	Registered Investment Company	10,869,828	**	10,869,828
*	Vanguard Small-Cap Index Fund	Registered Investment Company	355,502	**	22,474,849
*	Vanguard Institutional Target Retirement 2015	Registered Investment Company	164,039	**	3,385,773
*	Vanguard Institutional Target Retirement 2020	Registered Investment Company	706,153	**	14,850,402
*	Vanguard Institutional Target Retirement 2025	Registered Investment Company	648,774	**	13,734,551
*	Vanguard Institutional Target Retirement 2030	Registered Investment Company	475,527	**	10,100,184
*	Vanguard Institutional Target Retirement 2035	Registered Investment Company	284,189	**	6,053,227
*	Vanguard Institutional Target Retirement 2040	Registered Investment Company	404,736	**	8,649,203
*	Vanguard Institutional Target Retirement 2045	Registered Investment Company	379,768	**	8,130,843
*	Vanguard Institutional Target Retirement 2050	Registered Investment Company	423,397	**	9,077,639
*	Vanguard Institutional Target Retirement 2055	Registered Investment Company	236,276	**	5,079,927
*	Vanguard Institutional Target Retirement 2060	Registered Investment Company	61,503	**	1,322,314
*	Vanguard Institutional Target Retirement 2065	Registered Investment Company	2,558	**	50,300
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	149,690	**	3,070,148
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,571,641	**	47,773,647
*	Vanguard Total International Stock Index Fund	Registered Investment Company	419,663	**	42,579,022
*	Vanguard Wellington Fund	Registered Investment Company	642,084	**	41,157,602
*	Vanguard Windsor Fund	Registered Investment Company	636,361	**	38,989,846
	Total Mutual Funds				475,427,407
(CONTINUED)

WESTAR ENERGY, INC. EMPLOYEES' 401(K) SAVINGS PLAN
Employer ID No: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Shares/Units	Cost	Current Value
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	49,483,162	**	49,060,720
*	Evergy, Inc. Common Stock Fund	Company Stock Fund	2,191,024	**	23,027,658
*	Various Participants (net of $5,385 of deemed distributions)	Participant Loans (maturing through 2048 at interest rates of 4.25% - 9.30%)		**	8,028,717

		Adjustment from fair value to contract value for stable value fund			422,442

	Total Assets Held for Investment Purposes				$555,966,944

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Independent Auditors' Report
(CONCLUDED)

WESTAR ENERGY, INC. EMPLOYEES' 401(K) SAVINGS PLAN
Employer ID No: 48-0290150
Plan No: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2018
Participant Contributions Transferred Late to the Plan		Total that Constitute Non-Exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Amount Withheld	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,334,543	☒				$1,334,543

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Westar Energy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY , INC. 401(k) SAVINGS PLAN

By:	/s/ Jerl L. Banning
Jerl L. Banning

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Ellen E. Fairchild
Ellen E. Fairchild

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Anthony D. Somma
Anthony D. Somma

June 21, 2019